SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                       WISCONSIN POWER AND LIGHT COMPANY


      This certificate is filed by Wisconsin Power and Light Company ("WPL"). This certificate is notice that WPL, during the period from January 1, 2005 through March 31, 2005, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1.     Type of the security - Commercial paper notes issued by WPL.

2.     Issue, renewal or guaranty - New Issues

3.     Principal amount - See Schedule 1

4.     Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 2005 through March 31, 2005.

6.     If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 4 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.     Collateral given with each security:  None

10.    Consideration received for each security:  See Schedule 1

11.    Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a.  the provisions contained in the first sentence of 6(b),  :
       b.  the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.    Not Applicable

14.    Not Applicable

15.    Exempt from provisions of 6(a) under Rule 52.


                                        WISCONSIN POWER AND LIGHT CO.

Date: May 13, 2005                      By:  /s/Thomas L. Hanson
                                           ------------------------------
                                             Thomas L. Hanson
                                             Vice President and  Treasurer




                                  Form U-6B-2
                                  Schedule 1

                       WISCONSIN POWER AND LIGHT COMPANY

              PERIOD FROM JANUARY 1, 2005 THROUGH MARCH 31, 2005.

1. During the period from January 1, 2005 through March 31, 2005, WPL issued commercial paper as follows:


                   January           February         March           Quarter
                ----------------------------------------------------------------
Begin Balance   $  47,000,000    $  25,500,000    $  23,500,000   $   47,000,000
CP Issued       $ 668,000,000    $ 157,500,000    $ 148,500,000   $  974,000,000
CP Matured      $ 689,500,000    $ 159,500,000    $ 165,000,000   $1,014,000,000
Ending Balance  $  25,500,000    $  23,500,000    $   7,000,000   $    7,000,000



2.    The weighted average interest rate for the period were as follows:


January         2.327%
February        2.567%
March           2.686%
Quarter         2.423%